Exhibit 1

Corporate reorganization proceedings of JFC’s major business counterparties

On January 19, 2010, the Tokyo District Court decided to commence corporate reorganization proceedings for Japan Airlines Corporation (“JALS”), Japan Airlines International Co., Ltd. (“JALI”) and JAL Capital Co., Ltd. (“JLC”, and the three companies collectively the “JAL group” (Note 1)). Subsequently, on August 31, 2010, the trustee of the JAL group filed a proposed reorganization plan with the Tokyo District Court, and on November 30, 2010, the Tokyo District Court approved such reorganization plan. Under the plan, the aggregate amount of secured reorganization claims (koseitampoken) and general reorganization claims (ippankoseisaiken) of the JBIC Operations, as defined in the 18-K filed on September 8, 2010 (the “JBIC Operations”), of Japan Finance Corporation (“JFC”) is ¥151,252 million (Note 2). On March 28, 2011, the reorganization proceedings of the JAL group were concluded.

(Note 1) As of December 1, 2010, JALI merged with JALS, JLC and two other companies, and as of April 1, 2011, the trade name was changed to Japan Airlines Co., Ltd.

(Note 2) For information on JFC’s secured reorganization claims and general reorganization claims against the JAL group, please see Exhibit 2 (“Recent Developments concerning Japan Airlines Corporation”) to Amendment No. 3 of JFC’s Annual Report on Form 18-K for the year ended March 31, 2010 furnished to the Securities and Exchange Commission on December 8, 2010.